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                          May 28, 2024

       Mark Erceg
       Chief Financial Officer
       Newell Brands, Inc.
       6655 Peachtree Dunwoody Road
       Atlanta, GA 30328

                                                        Re: Newell Brands, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 20, 2024
                                                            File No. 333-279561

       Dear Mark Erceg:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Juan
Grana at 202-551-6034 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Industrial Applications and

                          Services
       cc:                                              Joel T. May, Esq.